FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC TO BUILD INTERNET CASINO FOR OWNERS OF
EUROPE’S LARGEST DEDICATED GAMING TV NETWORK

E-gaming software leader to provide online casino software to Gaming Media Group

August 8, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, announced today that it has signed a three-year contract relating to Internet casino software with the Gaming Media Group Limited, owner of The Poker Channel®, Europe’s largest dedicated gaming television network, and PokerHeaven.com, a major European poker room.

Under the agreement, made through CryptoLogic subsidiary WagerLogic Limited, CryptoLogic’s award-winning casino games will be available to players around the world – in five languages – later this year. CryptoLogic will be the sole provider of online casino software for the duration of the contract.

“We promised swift action to take CryptoLogic to the next level of online gaming, and our new relationships with leading brands such as the Gaming Media Group show that we are executing on our plan,” said Brian Hadfield, CryptoLogic’s President and CEO. “Gaming Media Group’s commitment to promote the games through advertising means new profile for CryptoLogic products that takes them to new people and new places.”

The Poker Channel, which recently announced its launch in the Netherlands on UPC, now broadcasts to more than 15 million households across 16 different territories in Europe. The channel, which offers more than 600 hours of premium programming, attracts close to one million unique viewers per month, with 65 per cent of its viewers visiting an online gaming site every day. It also operates www.PokerChannelEurope.com, a leading provider of on-demand programming for gaming fans worldwide.

PokerHeaven.com is one of the most recognized poker brands in Europe, with a player base spread across Europe and driven through its strong online and TV presence since its launch three and a half years ago.

“Our partnership with CryptoLogic provides us with a unique set of world-leading branded games that are perfectly suited to TV advertising, and various interactive TV gaming services we have planned,” said Crispin Nieboer, CEO of Gaming Media Group. “As we continue to expand our European presence, we will offer our viewers and our registered players the very best in online casino games – and drive the growth of our bottom line.”

Gaming Media Group will join other major online operators using CryptoLogic-developed software, including William Hill, InterCasino, and 888.

“When you put together great software and great gaming brands, the result is an unbeatable experience for players everywhere,” said Antony Demetriades, WagerLogic’s Managing Director.

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

CryptoLogic has one of the most comprehensive casino suites on the Internet today, including popular casual games such as Cubis and Bejeweled as well as an industry leading suite of video slots with interactive and immersive bonus rounds. CryptoLogic’s award-winning casino lineup includes some of the industry’s most popular and visually-stunning online jackpot slot games, including the Frightmare slot series, Rags to Riches and the Rapid Fire jackpot series, the slots that trigger their jackpots more frequently than any other online casino games.

The company also boasts some of the biggest jackpots in the industry, including Millionaires Club – a game that has made more instant millionaires in the last year than any other online casino game in history. The game has paid out more than $15 million in jackpot wins in the past year alone, with four players winning more than $1 million.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Gaming Media Group® (www.pokerchanneleurope.com, www.pokerheaven.com)

Gaming Media Group is the leading provider of TV and online media for gaming-related services in Europe. The Group 100% owns The Poker Channel® and PokerHeaven.com. The Poker Channel® launched in March 2005, and now broadcasts to over 15 million households across 16 different territories in Europe, with a leading presence in France, Germany, Scandinavia, the Netherlands and Spain. The Channel owns Europe’s largest library of poker programming, with over 600 hours of premium poker content.

The Channel also operates www.PokerChannelEurope.com, a leading provider of on-demand programming for gaming fans worldwide. PokerHeaven.com launched over three and a half years ago and is now one of the most recognized poker brands in Europe.

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For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Karen Passmore, ext 228 kpassmore@argylecommunications.com
Gaming Media Group	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Crispin Nieboer, CEO Crispin.Nieboer@GamingMediaGroup.co.uk +44 208 762 6150	Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.